Exhibit 99.1

LumiraDx Regains Compliance with Nasdaq Continued Listing Requirements

LONDON, February 17, 2023 (GLOBE NEWSWIRE) -- LumiraDx Limited (Nasdaq: LMDX) (the “Company”) today announced that it has received confirmation from The Nasdaq Stock Market LLC (“Nasdaq”) that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1).

On January 27, 2023, Nasdaq notified the Company that its common shares had failed to maintain a minimum bid price of US$1.00 over the previous 30 consecutive trading days as required by the Listing Rules of The Nasdaq Stock Market. On February 17, 2023, Nasdaq notified the Company that for 11 consecutive business days, from February 2 to February 16, 2023, the closing bid price of the Company’s common shares has been above US$1.00 per share. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1) and Nasdaq has deemed this matter closed.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The Company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The Company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.